Mail Stop 3561

February 12, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Robert H. Cooper
Chief Financial Officer
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

      Re: **Republic Airways Holdings Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 16, 2009
              File No. 000-49697

Dear Mr. Cooper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

VIA FACSIMILE
(317) 484-4545